                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Zenith National Insurance Corp.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    989390109
                                 --------------
                                 (CUSIP Number)

                                Eric P. Salsberg
                        Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                                 Brice T. Voran
                             Shearman & Sterling LLP
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                  July 27, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule became of Rule 13d-1(b)(3) or (4), check the following box [ ].

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
   Act of 1934 or otherwise subject to the liabilities of that section of the
    Act but shall be subject to all other provisions of the Act
                            (however, see the Notes).

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CUSIP No. 989390109                                       Page 2 of 56 Pages

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(1)   Name of Reporting Person  V. PREM WATSA

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  CANADIAN

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  5,921,545
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 5,921,545
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  5,921,545

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   29.0%  (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  IN
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 3 of 56 Pages

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(1)   Name of Reporting Person  1109519 ONTARIO LIMITED

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  ONTARIO, CANADA

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  5,921,545
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 5,921,545
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  5,921,545

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   29.0%  (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 4 of 56 Pages

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(1)   Name of Reporting Person  THE SIXTY TWO INVESTMENT COMPANY LIMITED

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  BRITISH COLUMBIA, CANADA

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  5,921,545
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 5,921,545
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  5,921,545

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   29.0%  (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 5 of 56 Pages

--------------------------------------------------------------------------------
(1)   Name of Reporting Person  810679 ONTARIO LIMITED

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  ONTARIO, CANADA

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  5,921,545
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 5,921,545
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  5,921,545

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   29.0%  (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 6 of 56 Pages

--------------------------------------------------------------------------------
(1)   Name of Reporting Person  FAIRFAX FINANCIAL HOLDINGS LIMITED

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  CANADA

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  5,921,545
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 5,921,545
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  5,921,545

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   29.0%  (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 7 of 57 Pages

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(1)   Name of Reporting Person  CRC (BERMUDA) REINSURANCE LIMITED

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  BERMUDA

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  323,574
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 323,574
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  323,574

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   1.7%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 8 of 56 Pages

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(1)   Name of Reporting Person  FFHL GROUP LTD.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  CANADA

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  5,597,971
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 5,597,971
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  5,597,971

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   27.4% (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 9 of 56 Pages

--------------------------------------------------------------------------------
(1)   Name of Reporting Person  FAIRFAX INC.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  WYOMING

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  5,597,971
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 5,597,971
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  5,597,971

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   27.4% (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 10 of 57 Pages

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(1)   Name of Reporting Person  TIG HOLDINGS, INC.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  DELAWARE

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  2,357,524
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 2,357,524
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,357,524

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   11.6% (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 11 of 58 Pages

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(1)   Name of Reporting Person  TIG INSURANCE GROUP

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  CALIFORNIA

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  2,357,524
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 2,357,524
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,357,524

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   11.6% (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 12 of 56 Pages

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(1)   Name of Reporting Person  TIG INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  CALIFORNIA

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  0
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  0

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 13 of 56 Pages

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(1)   Name of Reporting Person  ODYSSEY RE HOLDINGS CORP.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  DELAWARE

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  2,357,524
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 2,357,524
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,357,524

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   11.6% (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 14 of 56 Pages

--------------------------------------------------------------------------------
(1)   Name of Reporting Person  ODYSSEY AMERICA REINSURANCE CORPORATION

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization  CONNECTICUT

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  2,357,524
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 2,357,524
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,357,524

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   11.6% (see Item 5)

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 15 of 56 Pages

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(1)   Name of Reporting Person  CLEARWATER INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization   DELAWARE

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  1,083,224
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 1,083,224
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,083,224

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   5.6%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 16 of 56 Pages

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(1)   Name of Reporting Person  CRUM & FORSTER HOLDINGS CORP.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization   DELAWARE

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  3,240,447
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 3,240,447
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  3,240,447

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   16.9%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 17 of 56 Pages

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(1)   Name of Reporting Person  CRUM & FORSTER HOLDING INC.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization   DELAWARE

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  3,240,447
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 3,240,447
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  3,240,447

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   16.9%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 18 of 56 Pages

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(1)   Name of Reporting Person  UNITED STATES FIRE INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization   DELAWARE

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  3,240,447
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 3,240,447
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  3,240,447

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   16.9%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

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CUSIP No. 989390109                                       Page 19 of 56 Pages

--------------------------------------------------------------------------------
(1)   Name of Reporting Person  THE NORTH RIVER INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                        (b)  [X]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds  WC

--------------------------------------------------------------------------------
(5)   Check box if Disclosure of Legal Proceedings is Required
      Pursuant to Item 2(d) or 2(e).                                [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization   NEW JERSEY

--------------------------------------------------------------------------------
                                       (7)   Sole Voting Power
               Number of
          Shares Beneficially          -----------------------------------------
                 Owned                 (8)   Shared Voting Power  0
                by Each
               Reporting               -----------------------------------------
              Person With              (9)   Sole Dispositive Power

                                       -----------------------------------------
                                       (10)  Shared Dispositive Power 0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  0

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)               [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   0%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

            This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 6, 1999 by Fairfax Financial Holdings Limited ("Fairfax"), Hamblin Watsa Investment Counsel Ltd., The Sixty Two Investment Company Limited and V. Prem Watsa relating to the purchase of 6,574,445 shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith National Insurance Corp., a Delaware insurance holding company ("Zenith"), pursuant to a Stock Purchase Agreement (the "1999 Stock Purchase Agreement") dated as of June 25, 1999 between Fairfax and Reliance Insurance Company, which Statement on Schedule 13D (such schedule, as amended, being the "Schedule 13D") was amended by (i) Amendment No. 1 to the Statement on Schedule 13D relating to the Stock Purchase Agreement (the "2001 Stock Purchase Agreement") dated as of November 21, 2001 between Clearwater Insurance Company ("Clearwater"), a Delaware corporation, formerly known as Odyssey Reinsurance Corporation, and Zenith, providing for the purchase and sale of 1,000,000 shares of Common Stock of Zenith and (ii) Amendment No. 2 to the Statement on Schedule 13D relating to the purchase on March 21, 2003 by Odyssey America Reinsurance Corporation ("Odyssey America"), a Connecticut corporation, of $30,000,000 aggregate principal amount of 5.75% convertible senior notes due 2023 of Zenith (the "Senior Notes"), which Senior Notes are currently convertible, as described below in Item 5, into 1,200,000 shares of Common Stock of Zenith.

            This Amendment No. 3 relates to the sale (the "Transaction") of 3,100,000 shares of Common Stock of Zenith by certain subsidiaries of Fairfax pursuant to an underwriting agreement (the "Underwriting Agreement"), dated as of July 27, 2004, among the underwriters named in Schedule A thereto (the "Underwriters"), Zenith and certain subsidiaries of Fairfax, as selling stockholders, in connection with the sale of such shares in a public offering pursuant to a registration statement on Form S-3 (the "Registration Statement") filed by Zenith with the Commission. The closing of the Transaction is expected to occur on or about July 30, 2004, and is subject to customary conditions.

            The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made.

ITEM 2. IDENTITY AND BACKGROUND

            Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

            "This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

            1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

            2. 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

            3. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

            4. 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

            5. Fairfax, a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519, and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

            6. CRC (Bermuda) Reinsurance Limited ("CRC (Bermuda)"), a corporation incorporated under the laws of Bermuda, is a wholly-owned subsidiary of Fairfax. The principal business of CRC (Bermuda) is reinsurance. The principal business address and principal office address of CRC (Bermuda) is c/o Westbrook Limited, Richmond House, 12 Par-la-Ville Road, P.O. Box HM 1022 Hamilton, HM DX Bermuda.

            7. FFHL Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of FFHL Group Ltd. is as a holding company. The principal business address and principal office address of FFHL Group Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

            8. Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 300 First Stamford Place, Stamford, CT 06902;

            9. TIG Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Holdings, Inc. is as a holding company. The principal business address and principal office address of TIG Holdings, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

            10. TIG Insurance Group, a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG Insurance Group is as a holding company. The principal business address and principal office address of TIG Insurance Group is 5205 North O'Connor Blvd., Irving, Texas 75039;

            11. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 5205 North O'Connor Blvd., Irving, Texas 75039;

            12. Odyssey Re Holdings Corp. ("OdysseyRe"), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. The principal business of OdysseyRe is as a holding company. The principal business address and principal office address of OdysseyRe is 140 Broadway, 39th Floor, New York, New York 10005;

            13. Odyssey America, a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of OdysseyRe. The principal business of Odyssey America is reinsurance. The principal business address and principal office address of Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902;

            14. Clearwater, a corporation incorporated under the laws of Delaware, formerly known as Odyssey Reinsurance Corporation, is a wholly-owned subsidiary of Odyssey America. The principal business of Clearwater is reinsurance and insurance. The principal business address and principal office address of Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902;

            15. Crum & Forster Holdings Corp., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holdings Corp. is as a holding company. The principal business address and principal office address of Crum & Forster Holdings Corp. is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962;

            16. Crum & Forster Holding Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holding Inc. is as a holding company. The principal business address and principal office address of Crum & Forster Holding Inc. is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962;

            17. United States Fire Insurance Company ("US Fire"), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is insurance. The principal business address and principal office address of US Fire is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962; and

            18. The North River Insurance Company ("North River"), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business address and principal office address of North River is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962.

            Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, CRC (Bermuda), FFHL Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG, OdysseyRe, Odyssey America, Clearwater, Crum & Forster Holdings Corp., Crum & Forster Holding Inc., US Fire or North River that such person is the beneficial owner of the shares of Common Stock of Zenith referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

            The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons (other than V. Prem Watsa, an individual) are set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P or Q, as the case may be, and such Annexes are incorporated herein by reference.

            Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the shares of Common Stock of Zenith.

            During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 4. PURPOSE OF TRANSACTION

            Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

            "The shares of Common Stock of Zenith referred to herein and the Senior Notes have been acquired by the Reporting Persons for investment purposes and not for the purposes of, or in connection with, or as a participant in, any transaction having the purpose of changing or influencing the control of Zenith. Fairfax and Zenith have entered into a standstill agreement dated as of June 30, 1999 (the "Original Standstill Agreement") as amended by Amendment No. 1 to the Standstill Agreement dated March 21, 2003 (the "Standstill Amendment", and together with the Original Standstill Agreement, the "Standstill Agreement") which prohibits Fairfax, subject to the terms and conditions set forth in the Standstill Agreement, from acquiring any additional securities or assets of Zenith until the earlier of (i) December 31, 2006 or (ii) the date on which Stanley R. Zax is no longer the full-time President and Chairman of the Board of Directors of Zenith. In addition, Fairfax has entered into a Proxy Agreement dated March 28, 2002 (the "Proxy Agreement") appointing John Clark (the "Trustee") as its proxy with respect to all matters for which Fairfax and all of its subsidiary corporations have the right to vote shares of Common Stock of Zenith. Under the Proxy Agreement, the Trustee shall vote such shares in the same proportion as the vote ultimately cast by all other voting stockholders. In the event that a proxy contest not supported by management occurs while the Standstill Agreement remains in effect, the Trustee shall vote as recommended by management of Zenith.

            Fairfax determined to effect the Transaction so that TIG, which as a run-off operation pays claims but earns only minimum premium revenue, could benefit from monetizing its investment holding of 2,966,449 shares of Common Stock of Zenith. The sale of a small additional number of the Reporting Persons' shares of Common Stock of Zenith will lower Fairfax's investment to less than 25% of the outstanding shares of Common Stock of Zenith, as a result of which Zenith may be able to lower its deductible under the Terrorism Risk Insurance Act of 2002.

            The Reporting Persons have the following plans and proposals:

            (a) The Reporting Persons have no current intention to acquire or dispose of securities of Zenith, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Zenith, including the price and availability of the securities of Zenith, subsequent developments affecting Zenith's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of Zenith or may decide in the future to sell all or part of their investment in Zenith;

            (b) The Reporting Persons have no plans or proposals to cause Zenith to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of Zenith or any of its subsidiaries;

            (c) The Reporting Persons have no plans or proposals to cause Zenith or any of its subsidiaries to sell or transfer a material amount of assets;

            (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of Zenith, whether through a change in the number or term of directors or otherwise;

            (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of Zenith;

            (f) The Reporting Persons have no plans or proposals to cause Zenith to make any other material change in its business or corporate structure;

            (g) The Reporting Persons have no plans or proposals to cause Zenith to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of Zenith by any person;

            (h) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

            (i) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

            (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

            The descriptions in this Item 4 of the Standstill Agreement and the Proxy Agreement are qualified in their entirety by reference to the Standstill Agreement and the Proxy Agreement, copies of which have been filed as Exhibits to this Schedule 13D."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

            "(a) Based on the most recent information available, the aggregate number and percentage of the shares of Common Stock of Zenith (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons (including, where applicable, shares of Common Stock of Zenith issuable upon conversion of the Senior Notes, which are currently convertible as described below) are set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

            The Senior Notes are convertible at any time prior to March 30, 2023 following the occurrence of any of the following events: (i) during any fiscal quarter (beginning with the third quarter of 2003) if the sale price of Zenith's Common Stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day; (ii) after the 30th day following the initial issuance of the Senior Notes, if, and so long as, the Senior Notes are rated by Standard & Poor's Rating Services below "BB-" (or an equivalent successor rating), or the credit rating assigned to the Senior Notes is suspended or withdrawn; (iii) if Zenith has called the Senior Notes for redemption; or (iv) upon the occurrence of certain corporate events.

            The Senior Notes are currently convertible into shares of Common Stock of Zenith as of the date of filing this Schedule 13D and have therefore been included, where applicable, in the aggregate number and percentage of the shares of Common Stock of Zenith reported in this Schedule 13D as beneficially owned by the Reporting Persons, as required by Rule 13d-3(d)(1)(i) under the Exchange Act. Whether the Senior Notes will be convertible in the future will depend upon the occurrence of the events specified above.

                  Not including shares of Common Stock of Zenith issuable upon conversion of the Senior Notes, the following Reporting Persons beneficially own the aggregate number and percentage of the shares of Common Stock of Zenith set forth below.

                                           Aggregate Amount             Percent of Class Represented by
Name of Reporting Person                   Beneficially Owned           Such Amount
-------------------------------------------------------------------------------------------------------
Odyssey America, OdysseyRe, TIG            1,157,524                    6.0%
Insurance Group and TIG Holdings, Inc.
-------------------------------------------------------------------------------------------------------
Fairfax Inc. and FFHL Group Ltd.           4,397,971                    22.9%
-------------------------------------------------------------------------------------------------------
Fairfax, 810679, Sixty Two, 1109519 and    4,721,545                    24.6%
V. Prem Watsa

            (b) The numbers of shares of Common Stock of Zenith as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

            (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P or Q, beneficially owns, or during the last 60 days has acquired or disposed of, any shares of Common Stock of Zenith.

            (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of Zenith held by the Reporting Persons other than each of the Reporting Persons.

            (e)   Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

            "Except as described in this Schedule 13D, none of the persons named in Item 2, nor to the best knowledge of each of the Reporting Persons any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P or Q, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Zenith, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

            In connection with the Transaction, TIG, Clearwater, US Fire and North River (the "Selling Stockholders") have entered into the Underwriting Agreement pursuant to which the Selling Stockholders agreed to sell to the Underwriters 3,100,000 shares of Common Stock of Zenith. As well, under the Underwriting Agreement, each of Clearwater and US Fire granted an option to the Underwriters to purchase up to an additional 200,000 shares of Common Stock of Zenith (for a total of up to 400,000 shares) to cover over-allotments, if any. The closing of the sale of shares of Common Stock pursuant to the Underwriting Agreement is expected to occur on or about ?, 2004 and is subject to customary conditions. In addition, Fairfax and OdysseyRe have entered into agreements (the "Lock-up Agreements") prohibiting Fairfax and its subsidiaries from directly or indirectly transferring any of their shares of Common Stock of Zenith for a period of 180 days following the date of the Underwriting Agreement, without the consent of Banc of America Securities LLC. Further, Fairfax and Zenith have entered into a Registration and Indemnification Agreement (the "Registration and Indemnification Agreement"), dated as of June 14, 2004, pursuant to which Zenith agreed to file the Registration Statement, Fairfax agreed to reimburse Zenith for certain fees and expenses related thereto, and Fairfax and Zenith agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

            The descriptions in this Schedule 13D of the Underwriting Agreement, the Lock-up Agreements, the Registration and Indemnification Agreement, the Proxy Agreement, the Standstill Amendment, the Original Standstill Agreement, the 1999 Stock Purchase Agreement and the 2001 Stock Purchase Agreement are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits to this Schedule 13D."

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

      "3.1 Joint Filing Agreement dated as of July 29, 2004 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited., CRC (Bermuda) Reinsurance Limited, FFHL Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Clearwater Insurance Company, Crum & Forster Holdings Corp., Crum & Forster Holding Inc., United States Fire Insurance Company, and The North River Insurance Company.

      3.2 Underwriting Agreement dated as of July 27, 2004 among Zenith National Insurance Corp., the underwriters named in Schedule A thereto and the selling stockholders named in Schedule B thereto.

      3.3 Registration and Indemnification Agreement dated as of June 14, 2004 between Zenith National Insurance Corp. and Fairfax Financial Holdings Limited.

      3.4 Lock-up Agreement dated July 27, 2004 of Fairfax Financial Holdings Limited.

      3.5   Lock-up Agreement dated July 27, 2004 of Odyssey Re Holdings Corp.

      3.6   Powers of Attorney with respect to Zenith National Insurance Corp.
            Schedule 13D."

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete and correct.

            IN WITNESS WHEREOF, the undersigned has executed this Schedule 13D as of the 29th day of July , 2004.

                                  V. Prem Watsa

                                  /s/ V. P. Watsa
                                  ----------------------------------------


                                  1109519 Ontario Limited

                                  By: /s/ V. P. Watsa
                                      ------------------------------------
                                      Name:  V. Prem Watsa
                                      Title: President

                                  The Sixty Two Investment Company Limited

                                  By: /s/ V. P. Watsa
                                      ------------------------------------
                                      Name:  V. Prem Watsa
                                      Title: President

                                  810679 Ontario Limited

                                  By: /s/ V. P. Watsa
                                      -----------------------------------------
                                      Name:  V. Prem Watsa
                                      Title: President

                                  Fairfax Financial Holdings Limited

                                  By: /s/ Eric P. Salsberg
                                      -----------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title: Vice President, Corporate Affairs

                                  CRC (Bermuda) Reinsurance Limited

                                  By: /s/ Ronald Schokking
                                      -----------------------------------------
                                      Name:  Ronald Schokking
                                      Title: Vice President

                                  FFHL Group Ltd.

                                  By: /s/ Eric P. Salsberg
                                      -----------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title: Vice President

                                  Fairfax Inc.

                                  By: /s/ Eric P. Salsberg
                                      ------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title: Vice President

                                  TIG Holdings, Inc.

                                  By: /s/ V.P. Watsa
                                      ------------------------------------
                                      Name:  V. Prem Watsa
                                      Title: Chairman

                                  TIG Insurance Group Inc.

                                  By: /s/ Eric P. Salsberg
                                      ------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title: Vice President

                                  By: /s/ Michael J. Sluka
                                      ------------------------------------
                                      Name:  Michael J. Sluka
                                      Title: Senior Vice President,
                                             Chief Financial Officer
                                             and Treasurer

                                  TIG Insurance Company

                                  By: /s/ Michael J. Sluka
                                      ------------------------------------
                                      Name:  Michael J. Sluka
                                      Title: Senior Vice President,
                                             Chief Financial Officer

                                  Odyssey Re Holdings Corp.

                                  By: /s/ Donald L. Smith
                                      --------------------------------------
                                      Name:  Donald L. Smith
                                      Title: Senior Vice President, General
                                             Counsel and Corporate Secretary

                                  Odyssey America Reinsurance Corporation

                                  By: /s/ Donald L. Smith
                                      --------------------------------------
                                      Name:  Donald L. Smith
                                      Title: Senior Vice President

                                  Clearwater Insurance Company

                                  By: /s/ Donald L. Smith
                                      --------------------------------------
                                      Name:  Donald L. Smith
                                      Title: Senior Vice President

                                  Crum & Forster Holdings Corp.

                                  By: /s/ Mary Jane Robertson
                                      --------------------------------------
                                      Name:  Mary Jane Robertson
                                      Title: Senior Executive Vice
                                             President, Chief
                                             Financial Officer & Treasurer

                                  Crum & Forster Holding Inc.

                                  By: /s/ Mary Jane Robertson
                                      ------------------------------------
                                      Name:  Mary Jane Robertson
                                      Title: Senior Executive Vice
                                             President & Treasurer

                                  United States Fire Insurance Company

                                  By: /s/ Mary Jane Robertson
                                      ------------------------------------
                                      Name:  Mary Jane Robertson
                                      Title: Senior Executive Vice
                                             President, Chief
                                             Financial Officer & Treasurer

                                  The North River Insurance Company

                                  By: /s/ Mary Jane Robertson
                                      ------------------------------------
                                      Name:  Mary Jane Robertson
                                      Title: Senior Executive Vice
                                             President, Chief
                                             Financial Officer & Treasurer

                                   ANNEX INDEX

ANNEX               DESCRIPTION
-----               -----------
  A                 Directors and Executive Officers of 1109519 Ontario Limited

  B                 Directors and Executive Officers of The Sixty Two Investment Company Limited

  C                 Directors and Executive Officers of 810679 Ontario Limited

  D                 Directors and Executive Officers of Fairfax Financial Holdings Limited

  E                 Directors and Executive Officers of CRC (Bermuda) Reinsurance Limited

  F                 Directors and Executive Officers of FFHL Group Ltd.

  G                 Directors and Executive Officers of Fairfax Inc.

  H                 Directors and Executive Officers of TIG Holdings, Inc.

  I                 Directors and Executive Officers of TIG Insurance Group

  J                 Directors and Executive Officers of TIG Insurance Company

  K                 Directors and Executive Officers of Odyssey Re Holdings Corp.

  L                 Directors and Executive Officers of Odyssey America Reinsurance Corporation

  M                 Directors and Executive Officers of Clearwater Insurance Company

  N                 Directors and Executive Officers of Crum & Forster Holdings Corp.

  O                 Directors and Executive Officers of Crum & Forster Holding Inc.

  P                 Directors and Executive Officers of United States Fire Insurance Company

  Q                 Directors and Executive Officers of The North River Insurance Company

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

            The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

                                       PRESENT PRINCIPAL OCCUPATION OR
                                       EMPLOYMENT AND THE NAME,
                                       PRINCIPAL BUSINESS AND ADDRESS OF
                                       ANY CORPORATION OR OTHER
                                       ORGANIZATION IN WHICH SUCH
NAME                                   EMPLOYMENT IS CONDUCTED                     CITIZENSHIP
----                                   -----------------------                     -----------
V. Prem Watsa                          Chairman and Chief Executive Officer,       Canadian
(President and Director)               Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario M5J 2N7

Eric P. Salsberg                       Vice President, Corporate Affairs,          Canadian
(Assistant Secretary and Director)     Fairfax Financial Holdings Limited

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

            The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

                                       PRESENT PRINCIPAL OCCUPATION OR
                                       EMPLOYMENT AND THE NAME,
                                       PRINCIPAL BUSINESS AND ADDRESS OF
                                       ANY CORPORATION OR OTHER
NAME                                   ORGANIZATION IN WHICH SUCH
                                       EMPLOYMENT IS CONDUCTED                     CITIZENSHIP
----                                   -----------------------                     -----------
V. Prem Watsa                          Chairman and Chief Executive Officer,       Canadian
(President and Director)               Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario M5J 2N7

Eric P. Salsberg                       Vice President, Corporate Affairs,          Canadian
(Assistant Secretary and Director)     Fairfax Financial Holdings Limited

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

            The following table sets forth certain information with respect to \ the directors and executive officers of 810679 Ontario Limited.

                                       PRESENT PRINCIPAL OCCUPATION OR
                                       EMPLOYMENT AND THE NAME,
                                       PRINCIPAL BUSINESS AND ADDRESS OF
                                       ANY CORPORATION OR OTHER
                                       ORGANIZATION IN WHICH SUCH
NAME                                   EMPLOYMENT IS CONDUCTED                     CITIZENSHIP
----                                   -----------------------                     -----------
V. Prem Watsa                          Chairman and Chief Executive Officer,       Canadian
(President and Director)               Fairfax Financial Holdings Limited
                                       95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario M5J 2N7

Eric P. Salsberg                       Vice President, Corporate Affairs,          Canadian
(Assistant Secretary and Director)     Fairfax Financial Holdings Limited

                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

            The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

                                       PRESENT PRINCIPAL OCCUPATION OR
                                       EMPLOYMENT AND THE NAME,
                                       PRINCIPAL BUSINESS AND ADDRESS OF
                                       ANY CORPORATION OR OTHER
                                       ORGANIZATION IN WHICH SUCH
NAME                                   EMPLOYMENT IS CONDUCTED                     CITIZENSHIP
----                                   -----------------------                     -----------
V. Prem Watsa                          Chairman and Chief Executive Officer,       Canadian
(Chairman and Chief Executive          Fairfax Financial Holdings Limited
Officer)                               95 Wellington Street West
                                       Suite 800
                                       Toronto, Ontario M5J 2N7

Frank B. Bennett                       President, Artesian Management Inc.         United States
(Director)                             301 Carlson Parkway,
                                       Suite 120
                                       Minnetonka, MN 55305

Robbert Hartog                         President, Robhar Investments Ltd.          Canadian
(Director)                             R.R. #1
                                       Perkinsfield, Ontario L0L 2J0

Anthony Griffiths                      Independent Business Consultant             Canadian
(Director)                             Toronto, Ontario, Canada

Brandon W. Sweitzer                    Senior Advisor to the President of the      United States
(Director)                             Chamber of Commerce of the United
                                       States
                                       1615 H Street, NW
                                       Washington, DC 20062

Trevor J. Ambridge                     Vice President and Chief                    Canadian
(Vice President and Chief Financial    Financial Officer, Fairfax
Officer)                               Financial Holdings Limited

                                       PRESENT PRINCIPAL OCCUPATION OR
                                       EMPLOYMENT AND THE NAME,
                                       PRINCIPAL BUSINESS AND ADDRESS OF
                                       ANY CORPORATION OR OTHER
                                       ORGANIZATION IN WHICH SUCH
NAME                                   EMPLOYMENT IS CONDUCTED                     CITIZENSHIP
----                                   -----------------------                     -----------
Eric P. Salsberg                       Vice President, Corporate Affairs,          Canadian
(Vice President, Corporate Affairs)    Fairfax Financial Holdings Limited

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        CRC (BERMUDA) REINSURANCE LIMITED

            The following table sets forth certain information with respect to the directors and executive officers of CRC (Bermuda) Reinsurance Limited.

                                       PRESENT PRINCIPAL OCCUPATION OR
                                       EMPLOYMENT AND THE NAME,
                                       PRINCIPAL BUSINESS AND ADDRESS OF
                                       ANY CORPORATION OR OTHER
                                       ORGANIZATION IN WHICH SUCH
NAME                                   EMPLOYMENT IS CONDUCTED                     CITIZENSHIP
----                                   -----------------------                     -----------
Sam Chan                               Vice President                              Canadian
(Director and President)               Fairfax Financial Holdings Limited
                                       95 Wellington Street West, Ste. 800
                                       Toronto, ON

Charles Collis                         Attorney                                    British/Bermudian
(Director)                             Conyers Dill & Pearman
                                       Clarendon House, Church Street
                                       Hamilton, Bermuda

Christopher Garrod                     Attorney                                    British/Bermudian
(Director)                             Conyers Dill & Pearman
                                       Clarendon House, Church Street
                                       Hamilton, Bermuda

Ronald Schokking                       Vice President, Finance                     Canadian
(Vice President                        Fairfax Financial Holdings Limited
Treasurer, and Chairman)

Bradley P. Martin                      Vice President                              Canadian
(Vice President)                       Fairfax Financial Holdings Limited

Eric P. Salsberg                       Vice President, Corporate Affairs           Canadian
(Vice President)                       Fairfax Financial Holdings Limited

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

            The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
    NAME                                 IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
James F. Dowd                            President and Chief Executive Officer,          United States
(Chairman)                               Fairfax Inc.
                                         305 Madison Avenue
                                         Morristown, NJ 07962

Eric P. Salsberg                         Vice President, Corporate Affairs,              Canadian
(Vice President and Director)            Fairfax Financial Holdings Limited
                                         95 Wellington Street West
                                         Suite 800
                                         Toronto, Ontario  M5J 2N7

Bradley P. Martin                        Vice President,                                 Canadian
(Vice President and Secretary)           Fairfax Financial Holdings Limited

V. Prem Watsa                            Chairman and Chief Executive Officer,           Canadian
(Vice President and Director)            Fairfax Financial Holdings Limited

Ronald Schokking                         Vice President, Finance                         Canadian
(Vice President)                         Fairfax Financial Holdings Limited

M. Jane Williamson                       Vice President,                                 Canadian
(Director)                               Fairfax Financial Holdings Limited

                                                                         ANNEX G

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

            The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
     NAME                                IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
Eric P. Salsberg                         Vice President, Corporate Affairs,              Canadian
(Vice President and Director)            Fairfax Financial Holdings Limited
                                         95 Wellington Street West
                                         Suite 800
                                         Toronto, Ontario M5J 2N7

James F. Dowd                            Chairman, President and Chief                   United States
(Chairman, President & CEO)              Executive Officer, Fairfax Inc.
                                         305 Madison Avenue
                                         Morristown, NJ 07962

Ronald Schokking                         Vice President, Finance,                        Canadian
(Vice President)                         Fairfax Financial Holdings Limited

Roland W. Jackson                        Vice President, Treasurer and Director,         United States
(Vice President, Treasurer               Fairfax Inc.
and Director)
Trevor J. Ambridge                       Vice President and Chief Financial              Canadian
(Vice President)                         Officer,
                                         Fairfax Financial Holdings Limited

                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

         The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
    NAME                                 IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
V. Prem Watsa                            Chairman and Chief Executive Officer,           Canadian
(Chairman and Director)                  Fairfax Financial Holdings Limited
                                         95 Wellington Street West
                                         Suite 800
                                         Toronto, Ontario M5J 2N7

Trevor J. Ambridge                       Vice President and Chief                        Canadian
(Director)                               Financial Officer,
                                         Fairfax Financial Holdings Limited

Dennis C. Gibbs                          Chief Executive Officer and Director,           United States
(Chief Executive Officer and Director)   TIG Insurance Company

R. Scott Donovan                         President and Director,                         United States
(President and Director)                 TIG Insurance Company

Michael J. Sluka                         Senior Vice President, Chief Financial          United States
(Senior Vice President, Chief            Officer, and Treasurer and Director,
Financial Officer and Treasurer          TIG Insurance Company

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG INSURANCE GROUP

         The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group.

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
    NAME                                 IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
R. Scott Donovan                         President and Director,                         United States
(President and Director)                 TIG Insurance Company

Dennis C. Gibbs                          Chief Executive Officer and Director,           United States
(Chief Executive Officer and             TIG Insurance Company
Director)

Charles G. Ehrlich                       Senior Vice President and Director,             United States
(Senior Vice President,                  TIG Insurance Company
General Counsel and Secretary)

Michael J. Sluka                         Senior Vice President, Chief Financial          United States
(Senior Vice President, Chief            Officer,  Treasurer and Director,
Financial Officer,  Treasurer,           TIG Insurance Company
and Director)

William J. Gillett                       Managing Director -- Europe                     United States
(Director)                               RiverStone Holdings Limited

                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

         The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
    NAME                                 IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
Dennis C. Gibbs                          Chairman, Chief Executive Officer and           United States
(Chairman, Chief Executive               Director,
Officer and Director)                    TIG Insurance Company

R. Scott Donovan                         President and Director,                         United States
(President and Director)                 TIG Insurance Company

Charles G. Ehrlich                       Senior Vice President and Director,             United States
(Senior Vice President and               TIG Insurance Company
Director)

John M. Parker                           Senior Vice President, General                  United States
(Senior Vice President,                  Counsel,and Secretary,
General Counsel, and                     TIG Insurance Company
Secretary)

Robert L. Gossett                        Senior Vice President and Director,             United States
(Senior Vice President and               TIG Insurance Company
Director)

Michael J. Sluka                         Senior Vice President, Chief Financial          United States
(Senior Vice President, Chief            Officer, Treasurer and Director,
Financial Officer, Treasurer             TIG Insurance Company
and Director)

                                                                         ANNEX K

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ODYSSEY RE HOLDINGS CORP.

         The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
     NAME                                IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
V. Prem Watsa                            Chairman and Chief Executive Officer,           Canadian
(Chairman)                               Fairfax Financial Holdings Limited
                                         95 Wellington Street West
                                         Suite 800
                                         Toronto, Ontario M5J 2N7

James F. Dowd                            President and Chief Executive Officer,          United States
(Vice Chairman)                          Fairfax Inc.
                                         305 Madison Avenue
                                         Morristown, NJ 07962

Andrew Barnard                           President, Chief Executive Officer,             United States
(President, Chief Executive              and Director
Officer and Director)                    Odyssey Re Holdings Corp.
                                         140 Broadway Avenue, 39th Floor
                                         New York, NY 10005

Michael G. Wacek                         Executive Vice President,                       United States
(Executive Vice President)               Odyssey Re Holdings Corp.

Charles D. Troiano                       Executive Vice President and Chief              United States
(Executive Vice President and            Financial Officer,
Chief Financial Officer)                 Odyssey Re Holdings Corp.

Anthony J. Narciso, Jr.                  Senior Vice President and Controller,           United States
(Senior Vice President and               Odyssey Re Holdings Corp.
Controller)

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
NAME                                     IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
Donald L. Smith                          Senior Vice President,                          United States
(Senior Vice President,                  General Counsel and Corporate
General Counsel and                      Secretary,
Corporate Secretary )                    Odyssey Re Holdings Corp.

Frank B. Bennett                         President, Artesian Management Inc.             United States
(Director)                               301 Carlson Parkway,
                                         Suite 120
                                         Minnetonka, MN 55305

Anthony F. Griffiths                     Independent Consultant and Corporate            Canadian
(Director)                               Director,
                                         95 Wellington Street West
                                         Suite 800
                                         Toronto, Ontario M5J 2N7

Robbert Hartog                           President, Robhar Investments Ltd.              Canadian
(Director)                               R.R. #1
                                         Perkinsfield, Ontario L0L 2J0

Brandon W. Sweitzer                      Senior Advisor to the President of the          United States
(Director)                               Chamber of Commerce of the United
                                         States
                                         1615 H Street, NW
                                         Washington, DC 20062

                                                                         ANNEX L

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                     ODYSSEY AMERICA REINSURANCE CORPORATION

         The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
    NAME                                 IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
Andrew A. Barnard                        President, Chief Executive Officer,and          United States
(Chairman, Chief Executive               Director
Officer and Director)                    Odyssey Re Holdings Corp.
                                         140 Broadway Avenue, 39th Floor
                                         New York, NY 10005

James F. Dowd                            President and Chief Executive Officer,          United States
(Director)                               Fairfax Inc.
                                         305 Madison Avenue
                                         Morristown, NJ 07962

Michael G. Wacek                         Executive Vice President,                       United States
(President and Director)                 Odyssey Re Holdings Corp.

Mark W. Hinkley                          Executive Vice President,                       United States
(Executive Vice President and            Odyssey America Reinsurance
Director)                                Corporation
                                         300 First Stamford Place
                                         Stamford, CT 06902

James E. Migliorini                      Senior Vice President,                          United States
(Senior Vice President and               Odyssey America Reinsurance
Director)                                Corporation

Donald L. Smith                          Senior Vice President, General                  United States
(Senior Vice President and               Counsel and Corporate Secretary,
General Legal Counsel and                Odyssey Re Holdings Corp.
Director)

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
    NAME                                 IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
Brian D. Young                           Executive Vice President,                       United States
(Executive Vice President and            Odyssey America Reinsurance
Director)                                Corporation

Charles D. Troiano                       Executive Vice President and Chief              United States
(Chief Operating Officer and             Financial Officer,
Director)                                Odyssey Re Holdings Corp.

                                                                         ANNEX M

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          CLEARWATER INSURANCE COMPANY

         The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

                                         PRESENT PRINCIPAL OCCUPATION OR
                                         EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                         ANY CORPORATION OR OTHER ORGANIZATION
    NAME                                 IN WHICH SUCH EMPLOYMENT IS CONDUCTED           CITIZENSHIP
-------------                            --------------------------------------         --------------
Andrew A. Barnard                        President, Chief Executive Officer,and          United States
(Chairman, Chief Executive               Director
Officer and Director)                    Odyssey Re Holdings Corp.
                                         140 Broadway Avenue, 39th Floor
                                         New York, NY 10005

James F. Dowd                            President and Chief Executive Officer,          United States
(Director)                               Fairfax Inc.
                                         305 Madison Avenue
                                         Morristown, NJ 07962

Michael G. Wacek                         Executive Vice President,                       United States
(President and Director)                 Odyssey Re Holdings Corp.

Mark W. Hinkley                          Executive Vice President,                       United States
(Executive Vice President and            Odyssey America Reinsurance
Director)                                Corporation
                                         300 Stamford Place
                                         Stamford, CT 06902

James E. Migliorini                      Senior Vice President,                          United States
(Senior Vice President and               Odyssey America Reinsurance
 Director)                               Corporation

Donald L. Smith                          Senior Vice President, General                  United States
(Vice President, General                 Counsel and Corporate Secretary,
Counsel, Corporate Secretary             Odyssey Re Holdings Corp.
and Director)

                                         PRESENT PRINCIPAL OCCUPATION OR
                                              EMPLOYMENT AND THE NAME,
                                         PRINCIPAL BUSINESS AND ADDRESS OF
                                              ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
                NAME                          EMPLOYMENT IS CONDUCTED         CITIZENSHIP
                ----                     ----------------------------------   -------------
Brian D. Young                           Executive Vice President,            United States
(Senior Vice President and Director)     Odyssey America Reinsurance
                                         Corporation

Charles D. Troiano                       Executive Vice President and Chief   United States
(Chief Operating Officer and Director)   Financial Officer,
                                         Odyssey Re Holdings Corp.

                                                                         ANNEX N

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          CRUM & FORSTER HOLDINGS CORP.

      The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holdings Corp.

                                            PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT AND THE NAME,
                                          PRINCIPAL BUSINESS AND ADDRESS OF
                                              ANY CORPORATION OR OTHER
                                              ORGANIZATION IN WHICH SUCH
                NAME                           EMPLOYMENT IS CONDUCTED           CITIZENSHIP
                ----                    --------------------------------------  -------------
V. Prem Watsa                           Chairman and Chief Executive Officer,   Canadian
(Chairman)                              Fairfax Financial Holdings Limited
                                        95 Wellington Street West
                                        Suite 800
                                        Toronto, Ontario M5J 2N7

Nikolas Antonopoulos                    Chief Executive Officer and President,  United States
(Chief Executive Officer and            Crum & Forster Holdings Corp. and
President)                              various other insurance subsidiaries
                                        305 Madison Avenue
                                        Morristown, NJ 07962

Mary Jane Robertson                     Senior Executive Vice President, Chief  United States
(Senior Executive Vice President,       Financial Officer and Treasurer,
Chief Financial Officer and Treasurer)  Crum & Forster Holdings Corp. and
                                        various other insurance subsidiaries

Frank B. Bennett                        President, Artesian Management Inc.     United States
(Director)                              301 Carlson Parkway,
                                        Suite 120
                                        Minnetonka, MN 55305

Robbert Hartog                          President, Robhar Investments Ltd.      Canadian
(Director)                              R.R. #1
                                        Perkinsfield, Ontario L0L 2J0

Anthony Griffiths                       Independent Business Consultant         Canadian
(Director)                              Toronto, Ontario, Canada

                                                                         ANNEX O

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           CRUM & FORSTER HOLDING INC.

      The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holding Inc.

                                            PRESENT PRINCIPAL OCCUPATION OR
                                              EMPLOYMENT AND THE NAME,
                                           PRINCIPAL BUSINESS AND ADDRESS OF
                                              ANY CORPORATION OR OTHER
                                              ORGANIZATION IN WHICH SUCH
                NAME                           EMPLOYMENT IS CONDUCTED           CITIZENSHIP
                ----                    --------------------------------------  -------------
Nikolas Antonopoulos                    Chief Executive Officer and President,  United States
(Chief Executive Officer, President     Crum & Forster Holdings Corp. and
and Director)                           various other insurance subsidiaries
                                        305 Madison Avenue
                                        Morristown, NJ 07962

Mary Jane Robertson                     Senior Executive Vice President, Chief  United States
(Senior Executive Vice President,       Financial Officer and Treasurer,
Treasurer and Director)                 Crum & Forster Holdings Corp. and
                                        various other insurance subsidiaries

Douglas M. Libby                        President,                              United States
(Senior Vice President and Director)    Seneca Insurance Company
                                        160 Water Street
                                        New York, NY 10038

                                                                         ANNEX P

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

      The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

                                           PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT AND THE NAME,
                                          PRINCIPAL BUSINESS AND ADDRESS OF
                                              ANY CORPORATION OR OTHER
                                              ORGANIZATION IN WHICH SUCH
                NAME                            EMPLOYMENT IS CONDUCTED          CITIZENSHIP
                ----                    --------------------------------------  -------------
Nikolas Antonopoulos                    Chief Executive Officer and President,  United States
(Chief Executive Officer, President     Crum & Forster Holdings Corp. and
and Director)                           various other insurance subsidiaries
                                        305 Madison Avenue
                                        Morristown, NJ 07962

Mary Jane Robertson                     Senior Executive Vice President, Chief  United States
(Senior Executive Vice President,       Financial Officer and Treasurer,
Chief Financial Officer, Treasurer and  Crum & Forster Holdings Corp. and
Director)                               various other insurance subsidiaries

Dennis J. Hammer                        Senior Vice President and Controller,   United States
(Senior Vice President and Controller)  United States Fire Insurance Company

Joseph F. Braunstein, Jr.               Executive Vice President,               United States
(Executive Vice President)              United States Fire Insurance Company

                                                                         ANNEX Q

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        THE NORTH RIVER INSURANCE COMPANY

      The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

                                            PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT AND THE NAME,
                                          PRINCIPAL BUSINESS AND ADDRESS OF
                                              ANY CORPORATION OR OTHER
                                              ORGANIZATION IN WHICH SUCH
                NAME                            EMPLOYMENT IS CONDUCTED          CITIZENSHIP
                ----                    --------------------------------------  -------------
Nikolas Antonopoulos                    Chief Executive Officer and President,  United States
(Chief Executive Officer, President     Crum & Forster Holdings Corp. and
and Director)                           various other insurance subsidiaries
                                        305 Madison Avenue
                                        Morristown, NJ 07962

Mary Jane Robertson                     Senior Executive Vice President, Chief  United States
(Senior Executive Vice President,       Financial Officer and Treasurer,
Chief Financial Officer, Treasurer and  Crum & Forster Holdings Corp. and
Director)                               various other insurance subsidiaries

Dennis J. Hammer                        Senior Vice President and Controller,   United States
(Senior Vice President and Controller)  United States Fire Insurance Company

Joseph F. Braunstein, Jr.               Executive Vice President,               United States
(Executive Vice President)              United States Fire Insurance Company

                                  EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
3.1          Joint Filing Agreement dated as of July 29, 2004 among V. Prem
             Watsa, 1109519 Ontario Limited, The Sixty Two Investment
             Company Limited, 810679 Ontario Limited, Fairfax Financial
             Holdings Limited., CRC (Bermuda) Reinsurance Limited, FFHL
             Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group,
             TIG Insurance Company, Odyssey Re Holdings Corp., Odyssey
             America Reinsurance Corporation, Clearwater Insurance Company,
             Crum & Forster Holdings Corp., Crum & Forster Holding Inc.,
             United States Fire Insurance Company, and The North River
             Insurance Company.

3.2          Underwriting Agreement dated as of July 27, 2004 among
             Zenith National Insurance Corp., the underwriters named in Schedule A thereto and the selling stockholders named in Schedule B thereto.

3.3          Registration and Indemnification Agreement dated as of June 14,
             2004 between Zenith National Insurance Corp. and Fairfax
             Financial Holdings Limited.

3.4          Lock-up Agreement dated July 27, 2004 of Fairfax Financial
             Holdings Limited.

3.5          Lock-up Agreement dated July 27, 2004 of Odyssey Re Holdings
             Corp.

3.6          Powers of Attorney with respect to Zenith National Insurance Corp.
             Schedule 13D.
